UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-28862

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 03/01/23 (MM/DD/YY) AND ENDING 02/29/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bradley Woods & Co. Ltd.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

845 Third Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Ripp (Name) 212-826-9191 (Area Code – Telephone Number) dan.ripp@bradleywoods.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldfarb, LLP
(Name – if individual, state last, first, and middle name)

185 Crossways Park Drive (Address) Woodbury (City) NY (State) 11797-2040 (Zip Code)

12/14/04 (Date of Registration with PCAOB)(if applicable) 2107 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL

OATH OR AFFIRMATION

I, Daniel Ripp, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bradley Woods & Co. Ltd., as of 2/29, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

Notary Public 5-22-24



TRICIA SEWELL
Notary Public - State of New York
NO. 01SE0000601
Qualified in Kings County
My Commission Expires Feb 3, 2027

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRADLEY WOODS & CO. LTD.
FINANCIAL STATEMENTS
FEBRUARY 29, 2024

BRADLEY WOODS & CO. LTD.

AUDITED FINANCIAL STATEMENTS & SUPPLEMENTAL INFORMATION

REPORT FILED PURSUANT TO RULE 17a-5(e)(3)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FEBRUARY 29, 2024

CONFIDENTIAL TREATMENT REQUESTED

BRADLEY WOODS & CO. LTD.
FINANCIAL STATEMENTS
FEBRUARY 29, 2024

CONTENTS

	PAGE
Facing Page - Oath or Affirmation	1-2
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-14
Supplemental Information:	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	15
Schedule II – Exemptive Provision Under Rule 15c3-3 of the Securities and Exchange Commission	16



WMK C

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Bradley Woods & Co, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bradley Woods & Co, Ltd. as of February 29, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bradley Woods & Co, Ltd. as of February 29, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bradley Woods & Co, Ltd.'s management. Our responsibility is to express an opinion on Bradley Woods & Co, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bradley Woods & Co, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Bradley Woods & Co, Ltd.'s financial statements. The supplemental information is the responsibility of Bradley Woods & Co, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weisberg, Molé, Krantz & Goldfarb, LLP

We have served as Bradley Woods & Co, Ltd.'s auditor since 2023.

Woodbury, NY
May 21, 2024

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

BRADLEY WOODS & CO. LTD.
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 29, 2024

ASSETS

Cash and cash equivalents	$	161,845
Due from clearing broker		26,919
Prepaid and other assets		55,990
TOTAL ASSETS	$	244,754

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	70,842
Payable to Retirement Plan		85,000
Total Liabilities		155,842

Stockholder's Equity:

Preferred stock - $0.01 par value - 50 shares authorized, 50 shares issued and outstanding	1
Common stock - $0.01 par value - 9,950 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	253,625
Accumulated deficit	(164,724)
Total Stockholder's Equity	88,912
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 244,754

The accompanying notes are an integral part of these financial statements.

- 4 -

BRADLEY WOODS & CO. LTD.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED FEBRUARY 29, 2024

REVENUE:

Advisory fees	$ 7,059,281
Commissions	30,084
Investment Banking	382,095
Interest	10,548
TOTAL REVENUE	**7.482.008**

EXPENSES:

Commissions, salaries, payroll taxes and employee benefits	7,282,051
Consulting and professional fees	68,411
Travel and entertainment	28,433
Occupancy cost - rent	30,600
General and administrative	51,784
Regulatory fees	22,081
Clearing	3.745
TOTAL EXPENSES	**7,487,105**
Loss before provision for income taxes	(5,097)
Provision for Income Taxes	
Current provision	4,300
	4,300
NET LOSS	**$ (9,393)**

The accompanying notes are an integral part of these financial statements.

BRADLEY WOODS & CO. LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED FEBRUARY 29, 2024

	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount	Shares	Amount			
Balance – March 1, 2023	1,000	$ 10	50	$ 1	$ 253,625	$ (155,331)	$ 98,305
Net Loss	-	-	-	-	-	(9,393)	(9,393)
Balance - February 29, 2024	1,000	$ 10	50	$ 1	$ 253,625	$ (164,724)	$ 88,912

The accompanying notes are an integral part of these financial statements.

BRADLEY WOODS & CO. LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 29, 2024

Cash flows from operating activities:

Net Loss $ (9,393)

Adjustments to reconcile net loss to net cash
used in by operating activities:

Increase (decrease) in cash and cash equivalents attributable to
changes in assets and liabilities:

Due from clearing broker	(1,309)
Prepaid and other assets	(16,352)
Payable to retirement plan	0
Accounts payable and accrued expenses	(436,045)
Net cash used in operating activities	(463,099)

NET DECREASE IN CASH AND CASH EQUIVALENTS (463,099)

Cash and cash equivalents - March 1, 2023 624,944

Cash and cash equivalents - February 29, 2024 $ 161,845

Supplemental Disclosure of Cash Flow Information
Cash paid for income taxes $ 0

The accompanying notes are an integral part of these financial statements.

NOTE 1.   ORGANIZATION AND BUSINESS

Bradley Woods & Co. Ltd. (the "Company") was incorporated in October 2004 under the laws of the State of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's principal business is providing investment banking and advisory services.

The Company's business also includes the purchase and sale of securities on behalf of customers as an introducing broker. All securities transactions are cleared through another broker/dealer (the "Clearing Broker") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii).

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of three months or less, as well as money market mutual funds, to be cash equivalents.

b. Securities Transactions

Securities transactions and the related revenue and expenses are recorded on the trade date as if they had settled.

c. Revenue Recognition

i. Significant Judgments – Revenue from contracts with customers includes commission income, fees from investment banking services and advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the company's progress under the contract; and whether constraints on variable consideration

should be applied due to uncertain future events.

ii.   Investment banking – The Company earns investment banking fees by acting as a placement agent for client companies raising debt and equity. The investment banking fees earned are based on a percentage of the debt and/or equity raised by the Company for its clients. Contract terms provide for a formulated success fee fixed and due at the closing date and/or variable trailing compensation at specified intervals after the closing date. The ultimate amount of variable trailing compensation is subject to a high degree of uncertainty due to factors outside the control of the Company as well as a wide range of potential compensation outcomes. Management exercises a significant amount of judgement when assessing the significance of these factors as of each reporting date when determining how much variable trailing consideration to recognize as revenue in the respective reporting period. Investment banking fees fixed and due at closing are recognized on the closing date of the transaction. The Company believes the closing date is the appropriate point in time to recognize fixed revenues earned. Prior to closing, the Company's performance obligation under the contract has not been substantially satisfied. Subsequent to the closing date, there are no significant actions which the company needs to take to earn the fixed success fee. Management has not identified and therefore not recognized any variable trailing compensation to which the Company may be entitled to receive after February 29, 2024. The Company may also be compensated, in some cases, with equity instruments issued by clients, usually warrants. Revenue related to equity instruments received is recognized at the fair value of the instrument and revalued as of the reporting date. The company did not own any such equity instruments as of February 29, 2024.

iii.   Advisory fees – The Company provides advisory services relating to deal origination, financing strategies, and other financing advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If applicable, retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities. At February 29, 2024 there were no retainers or other fees reflected as contract liabilities.

iv.   Commissions – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction the

Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the company fills the traced order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

d. Depreciation

Equipment is stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Depreciation is calculated using the straight-line method over an estimated useful life of five years.

e. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

f. Income Taxes

The Company has elected to be treated as a "C" Corporation and is subject to federal, state and local income taxes. The Company complies with FASB ASC 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax

authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has determined that the Company has not taken any uncertain tax positions as of the date of this report.

g. Credit Losses

Credit Losses ("ASC 326") impact the impairment model for certain financial assets by requiring a current expected loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company has identified "due from clearing broker" and "commissions receivable" as impacted by the guidance.

h. Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset and the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term.

NOTE 3.   RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The clearing and depository operations for the Company's and customers' securities transactions are provided by a Clearing Broker pursuant to a clearance agreement. Due from Clearing Broker, if any, consists of commission revenue earned as an introducing broker for its customers, net of clearing expenses. Payable to Clearing Broker, if any, consists of unpaid clearing charges and other fees. The Company has a due from Clearing Broker reflected on the statement of financial condition at February 29, 2024 in the amount of $26,919.

NOTE 4.   EQUIPMENT

At February 29, 2024, equipment consists of the following:

Computer equipment	$ 19,334
Less: Accumulated depreciation	(19,334)
	$ 0

Depreciation expense of $0 was charged to operations for the year ended February 29, 2024.

NOTE 5.   COMMITMENTS AND CONTINGENT LIABILITIES

As part of the Company's arrangement with its Clearing Broker, the Company is provided office space at a cost of up to $2,600 per month, which is reduced based on clearing expenses paid to the Clearing Broker. Since the clearance agreement can be cancelled with sixty days written notice, the Company has a minimum future rent commitment at February 29, 2024 of $5,200.

The Company had no equipment rental commitments, no contingent liabilities (except as described in Note 9 below) and had not been named as defendant in any lawsuit at February 29, 2024.

NOTE 6.   CONCENTRATION

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with quality institutions. At times, balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. As of February 29, 2024, the Company's cash balances on deposit did not exceed FDIC insurance limits.

NOTE 7.   SHARES OF STOCK

Under the Second Amended and Restated Certificate of Incorporation of the Company dated May 14, 2010 (the "Certificate"), 9,950 shares of Common Stock, having a par value of $0.01 per share, were authorized. Holders of Common Stock are entitled to one vote per share. At February 29, 2024, 1,000 shares of Common Stock are issued and outstanding.

Also under the Certificate, 50 shares of Non-Convertible Preferred Stock, having a par value of $0.01 per share, were authorized. Dividends are paid at the

discretion of the Board of Directors. Holders of the Preferred Stock do not have voting rights. At February 29, 2024, 50 shares of Preferred Stock are issued and outstanding and no dividends have been declared.

NOTE 8.   NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At February 29, 2024, the Company had net capital of $32,617 which was $22,228 in excess of its required net capital of $10,389. The Company's net capital ratio was 4.78 to 1.

NOTE 9.   OFF BALANCE-SHEET RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments, if any, under these arrangements and has not recorded any contingent liability in its financial statements.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments, if any, under these arrangements and has not recorded any contingent liability in its financial statements.

NOTE 10.   INCOME TAXES

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes. There aren't any

significant timing differences between the recognition of income and expense for book and tax purposes. As such, due to minimal amounts of profit and loss year to year, income taxes are generally immaterial to the financial statements. Accordingly, the Company has not recorded a deferred tax asset or liability. The statement of operations reflects an income tax provision which represents state and local franchise tax minimum fees due.

NOTE 11.   SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that occurred between March 1, 2024 and May 21, 2024, which is the date the financial statement was available to be issued, for possible disclosure and recognition in the financial statement.

SUPPLEMENTAL INFORMATION

BRADLEY WOODS & CO. LTD.
SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FEBRUARY 29, 2024

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity	$ 88,912

DEDUCTIONS

Non-Allowable Assets – assets not readily convertible to cash	
Prepaid and other assets (including deferred tax asset)	55,990
	55,990
Net capital before haircuts in securities position	32,922

Haircuts on securities:

Money market mutual fund	305
NET CAPITAL	32,617

Computation of Minimum Net Capital Requirement:

Minimum Net Capital (The greater of $5,000 or 6.67% of aggregate indebtedness)	10,389
EXCESS NET CAPITAL	$ 22,228
Aggregate Indebtedness	$ 155,842
Ratio of Aggregate Indebtedness to Net Capital	4.78 to 1

Reconciliation between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of February 29, 2024 is as follows:

Net capital as reported	$ 32,603
Increase due to revised accrued expenses	14
Net capital	$ 32,617
Aggregate indebtedness as reported	$ 155,856
Decrease as a result of revised accrued expenses	(14)
Aggregated indebtedness	$ 155,842

BRADLEY WOODS & CO. LTD.
SUPPLEMENTAL INFORMATION
EXEMPTIVE PROVISION
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FEBRUARY 29, 2024

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii). Accordingly, there are no items to report under the requirements of this Rule.



WMK C

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Bradley Woods & Co, Ltd.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3, in which (1) Bradley Woods & Co, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bradley Woods & Co, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Bradley Woods & Co, Ltd. stated that Bradley Woods & Co, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) investment banking; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; and (4) participating in distributions of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bradley Woods & Co, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bradley Woods & Co, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions..

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, NY
May 21, 2024

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

BRADLEY ◼ WOODS

MANAGEMENT STATEMENT REGARDING COMPLIANCE
WITH THE EXEMPTION PROVISIONS OF SEC RULE 15c3-3

Bradley Woods & Co. Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) investment banking; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; (4) participating in distributions of securities; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Bradley Woods & Co. Ltd.



Daniel Ripp
President

845 Third Avenue, Suite 1703, New York, NY 10022   212.826.9191



WMK C

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of Bradley Woods & Co, Ltd.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended February 29, 2024. Management of Bradley Woods & Co, Ltd. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended Bradley Woods & Co, Ltd.. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended February 29, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended February 29, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended February 29, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, NY
May 21, 2024

SIPC-7
37 REV 0722

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 2/29/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	SEC No.
BRADLEY WOODS & CO LTD	8-28862

For the fiscal period beginning 3/1/2023 and ending 2/29/2024

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 7,482,008.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3		Add lines 1 and 2h		$ 7,482,008.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 724.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 3,745.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.	$ 10,548.00	
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 15,017.00

CONFIDENTIAL

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 2/29/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 7,466,991.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 11,200.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 5,157.00	
11 a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 5,157.00		
d	Add lines 11a through 11c		$ 5,157.00	
12	**LESSER** of line 10 or 11d.			$ 5,157.00
13 a	Amount from line 8		$ 11,200.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 5,157.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 6,043.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 6,043.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-28862	DEA: FINRA	2024	Feb

MEMBER NAME BRADLEY WOODS & CO LTD
MAILING ADDRESS 845 THIRD AVE STE 1703
NEW YORK, NY 10022

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

BRADLEY WOODS & CO LTD
(Name of SIPC Member)

Daniel Ripp
(Authorized Signatory)

4/28/2024
(Date)

dan.ripp@bradleywoods.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.